SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 17, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

 Brasil Telecom

Clarification

Brasil Telecom considers important to be in the mobile market to avoid being exposed to obsolescence risks.

The telecommunications rules were created in order to stimulate the expansion of services. It is not possible to distort the interpretation of these rules just to argue for the containment of supply.

Telecom Italia hindered us to participate in the first PCS - Personal Communication System auction. We are arriving late in the mobile market.

We bid for the PCS license the equivalent to 20%, and also we will pay substantially less for the equipment than Telecom Italia invested to have competing operation. This save will not represent a benefit to Brasil Telecom, due to the delay in the beginning of the mobile operation.

Once we are arriving late, we will have to practice tariffs expressively lower than the current ones. And in this matter the interests of Brasil Telecom and our partner-competitor conflict.

Brasília, Brazil, Setpember 17, 2003.

Brasil Telecom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer